10025686

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

White Pacific Securities, Inc.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 500
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Angle 415-901-0300
(Area Code - Telephone No.)

SEC Mail Processing Section
FEB 26 2010
Washington, DC
110

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs (Address and City) Florida (State) 32714 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/2

OATH OR AFFIRMATION

I, Robert T. Angle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or White Pacific Securities, Inc., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Public Notary

DIANA VAN T VUONG
COMM. #1839635
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
Comm. Exp. MARCH 7, 2013

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE PACIFIC SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Board of Directors and Shareholder
White Pacific Securities, Inc.

We have audited the accompanying statement of financial condition of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act o 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Pacific Securities, Inc, a wholly-owned subsidiary of Mandarin Holding Group, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

February 23, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 794,846
Clearing deposit with clearing brokers	154,994
Receivables from broker-dealers	164,612
Other receivables	25,703
Prepaid expenses	4,498
Furniture and equipment, net of accumulated depreciation of $59,946	23,027
Deposits	21,103
	$ 1,188,783

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	115,571
OSJ deposits payable	10,000
Accounts payable and accrued expenses	281,621
Total liabilities	407,192
Stockholder's equity:	
Common stock, no par value, 1,000,000 shares authorized, 81,500 shares issued and outstanding	2,017,034
Retained deficit	(1,235,443)
Total stockholder's equity	781,591
	$ 1,188,783

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 3,328,730
Interest	243,468
Other	77,919
	3,650,117
Expenses:	
Commissions	1,060,811
Clearing, execution and other brokerage costs	1,056,495
Salaries, wages, taxes and benefits	1,114,784
Licenses and registrations	55,342
Other expenses	100,997
Occupancy	215,397
Professional fees	118,908
Advertising and promotion	45,190
Telephone and communications	56,610
	3,824,534
Net loss	$ (174,417)

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2009	81,500	$ 2,017,034	$ (1,061,026)	$ 956,008
Net loss			(174,417)	(174,417)
Balance, December 31, 2009	$ 81,500	$ 2,017,034	$ (1,235,443)	$ 781,591

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flow from operating activities:	
Net loss	$ (174,417)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	9,171
Increase or decrease in assets and liabilities:	
Increase in due from clearing brokers	(18,218)
Increase in other receivable	(6,000)
Increase in prepaid expenses	(2,037)
Increase in commissions payable	50,268
Increase in accounts payable and accrued expenses	42,289
Total cash used in operating activities	(98,944)
Cash flow from investing activities:	
Purchase of fixed assets	(1,033)
Total cash used in investing activities	(1,033)
Net decrease in cash	(99,977)
Cash and cash equivalents at the beginning of year	894,823
Cash and cash equivalents at the end of year	$ 794,846
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

1. ORGANIZATION

White Pacific Securities, Inc. (the "Company") is a Nevada corporation formed as Star Traders, Inc. in 1996 and registered as a broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") since 1998. The Company markets and sells its services through employees and independent contractor brokers (licensed in most states) and Offices of Supervisory Jurisdiction located in California, Texas and Washington. The Company is wholly owned by Mandarin Holding Group, Inc. ("Mandarin").

The Company clears its trades directly through Penson Financial Services, Inc. ("PFS"), RBC Dain Rauscher, Inc. Clearing Corp. ("RBC") and indirectly through another clearing broker, which uses Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), all on a fully disclosed basis. The above companies are collectively known as the "Clearing Brokers". The Company claims exemption from the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Deposit with clearing brokers - Cash deposited with a clearing brokers consists of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreements. The agreements require the Company to maintain a minimum of $150,000 as clearing deposits based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of this Clearing Broker, the Company will be required to maintain the cash on deposit. Any amounts recorded above $150,000 in the clearing deposit accounts is the result of earnings that have not been withdrawn from the accounts.

Receivables from clearing brokers - Receivables from clearing brokers represents monies due the Company from the Clearing Brokers through securities generated transactions. An allowance for doubtful accounts is not recorded since the Clearing Brokers adjust accounts monthly to actual collections and the Company then records direct write-offs.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions and commissions – The Company derives commissions and other revenue primarily from its clearing brokers for trading activity of its customers. The Company records security transactions and commissions due thereon on a trade date basis. Interest revenue recorded by the Company consists principally of its participation in the interest earned by its clearing brokers on customer margin loan, money market and credit (including short sales) balances through contractual agreements with its clearing brokers.

Advertising costs – The Company expenses advertising costs when incurred. During the year ended December 31, 2009, the Company incurred advertising and promotion expense of approximately $45,190.

Income taxes - The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLES FROM BROKER-DEALERS

As of December 31, 2009, receivables from broker-dealers were as follows:

PFS	$ 57,800
RBC	9,883
Ridge	96,929
	$ 164,612

4. PROPERTY AND EQUIPMENT

As of December 31, 2009, property and equipment are as follows:

Computer equipment	$ 2,397
Office equipment	37,415
Furniture	31,020
Leasehold improvements	12,141
	82,973
Less accumulated depreciation	(59,946)
Property and equipment, net	$ 23,027

Depreciation expense for the year ended December 31, 2009 was $9,171.

5. COMMISSIONS AND CLEARING DEPOSIT PAYABLE

At December 31, 2009, commissions payable were as follows:

Brokers trading through:	
Ridge	$ 93,446
PFS	11,217
OSJ Offices trading through:	
PFS	10,908
Total commissions payable	$ 115,571

Clearing deposits payable ($10,000) as of December 31, 2009, represents deposits held by the Company of amounts otherwise payable to the two OSJs. The Company's policy is to hold at least $5,000 per active OSJ.

6. INCOME TAXES

As of December 31, 2009, the Company has remaining federal net operating loss carry forwards totaling approximately $1,234,400, expiring in various years through 2024. Certain provisions of the Internal Revenue Code limit the ability of the Company to use the net operating loss carry forwards arising before certain ownership changes. As explained in Note 2, the Company reduced its deferred tax asset to zero at December 31, 2009 with a 100% valuation allowance.

The Company pays various minimum state taxes in states where it operates. Those estimated taxes are recorded in other expenses on the Company's statement of operations.

7. RETIREMENT PLAN

Effective January 1, 2000, the Company established a defined contribution plan with a 401(k) deferral arrangement. In addition to elective deferrals by eligible participants, the Company may match such deferrals and make discretionary contributions to the plan.

During the year ended December 31, 2009, the Company did not make any matching contributions. During the same year the Company made no discretionary contributions to the plan.

8. MARKET AND CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions or failure of the other party to perform. Additionally, under the terms of agreements with clearing brokers, the clearing brokers can charge the Company for losses that result from a counter party's failure to fulfill its obligations. The policy of the Company is to continuously monitor its exposure to market and credit risk using a variety of reporting and control procedures. In addition, the Company reviews the credit standing of each broker-dealer and OSJ with which it conducts business.

Under terms of the agreements with clearing brokers, the Company may be obligated to assume any exposure related to nonperformance by its customers. In such event, the Company may be required to purchase or sell financial instruments at prevailing market prices.

During the year ended December 31, 2009, the Company maintained deposit balances at commercial banks and a registered investment company in excess of federal deposit insurance and security investor protection limits. At December 31, 2009, the Company had $380,628 deposited in a bank not covered by federal deposit insurance, however, management of the Company does not believe the funds are at risk.

9. COMMITMENTS AND CONTINGENCIES

At December 31, 2009, the Company owed $70,737 on fines assessed by FINRA, and the Company intends to continue paying monthly these fines in the amount of $4,263 for approximately 16 months.

On June 22, 2007, the Company entered into a new lease for office space of approximately 4,515 square feet with a commencement date on the lease of September 1, 2007. The term of the lease is 120 months with rent commencing at $13,545 per month and escalating each year at predetermined rates,

9. COMMITMENTS AND CONTINGENCIES (continued)

plus the Company will be responsible for its portion of building operating expenses as determined by the landlord. Future minimum lease payments under noncancelable operating leases for office space are as follows:

2010	173,075
2011	177,590
2012	188,125
2013	204,680
2014	210,700
Three years thereafter	508,690
	$ 1,462,860

Per an agreement with PFS, the Company is required to maintain minimum monthly clearing charges of $4,000 and a deposit of $100,000.

The Company has contracted with 1DB to clear certain trading activity on a fully disclosed basis through 1DB's clearing broker. The contract is on an annual basis and is subject to a termination fee if it terminates the contract prior to the end of one year or fails to provide a ninety (90) day notice of termination.

The Company, in the ordinary course of business, is named a defendant in matters from its activities as a broker-dealer. The Company accrues its estimate of the costs to settle or defend these matters and, in the opinion of management, the resolutions of these matters will not have a material adverse effect on the financial condition of the Company.

10. NET CAPITAL REQUIREMENT

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($27,147 at December 31, 2009) or $50,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2009, the net capital, as computed, was $682,135. Consequently, the Company had excess net capital of $632,135. At December 31, 2009, the percentage of aggregate indebtedness to net capital was approximately 59.7 % versus an allowable percentage of 1500%.

See page 12 attached to these footnotes for a reconciliation of audit adjustments, if any, affecting net capital between the unaudited FOCUS report for December 31, 2009 and the audited financial statement filed herewith.

11. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2010, the date the financial statements were available to be issued.

WHITE PACIFIC SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Computation of basic net capital requirements:	
Total stockholder's equity qualified for net capital	$ 781,591
Deductions:	
Non-allowable assets	
Petty cash	1,700
Receivables	49,128
Furniture and equipment, net	23,027
Prepaid expenses, deposits and other	25,601
Total non-allowable assets	99,456
Net capital before haircuts and securities positions	682,135
Haircuts:	-
Net capital	682,135
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($27,147)	
Minimum dollar net capital requirement for this broker-dealer ($50,000)	
Net capital requirement (greater of above two requirements)	50,000
Net capital in excess of required minimum	$ 632,135
Excess net capital at 1000%	$ 641,416
Reconciliation:	
Net capital, per page 9-10 of the December 31, 2009, unaudited Focus Report, as filed	$ 682,135
Net capital, per December 31, 2009, audited report, as filed.	$ 682,135

The accompanying notes are an integral part of these financial statements

WHITE PACIFIC SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 281,621
Commissions payable	115,571
OSJ deposits payable	10,000
Aggregate indebtedness	$ 407,192
Total indebtedness recorded on the Statement of Financial Condition	$ 407,192
Percentage of aggregate indebtedness to net capital	59.69%

The accompanying notes are an integral part of these financial statements.

WHITE PACIFIC SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2009

White Pacific Securities, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. White Pacific Securities, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Shareholder
White Pacific Securities, Inc.

In planning and performing our audit of the financial statements of White Pacific Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lesley, Selmond ; Retruff, P.A.

February 23, 2010

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholders
White Pacific Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period April 1, 2009 to December 31, 2009, which were agreed to by White Pacific Securities, Inc. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating White Pacific Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7T. White Pacific Securities, Inc.'s management is responsible for White Pacific Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2009, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported on SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 23, 2010

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049936 FINRA DEC
WHITE PACIFIC SECURITIES INC 17*17
100 PINE ST STE 500
SAN FRANCISCO CA 94111-5103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nicky Cheng (561) 515-3213

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,442.84

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,492.28)
7/24/2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,950.56

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,950.56

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,950.56

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

White Pacific Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Sr. Accountant
(Title)

Dated the 22 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec, 2009
Eliminate cents

Item No.

Item		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$2,901,432
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		309,463
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		778,294
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		36,539
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		0
Total deductions		1,124,295
2d. SIPC Net Operating Revenues		$1,777,137
2e. General Assessment @ .0025		$4,442.84

(to page 1 but not less than $150 minimum)